Filed Pursuant to Rule 433

Registration Statement No. 333-256128

PRICING TERM SHEET

August 18, 2022

F.N.B. Corporation

$350,000,000 5.150% Senior Notes due 2025

Issuer:	F.N.B. Corporation (the “Company”)

Expected Ratings:

Baa2 / BBB- / A- (Moody’s / S&P / KBRA)

A securities rating is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time. Each rating should be evaluated independently of any other rating.

Security:	5.150% Senior Notes due 2025 (the “Notes”)

Principal Amount:	$350,000,000

Maturity Date:	August 25, 2025

Offering Format:	SEC Registered

Trade Date:	August 18, 2022

Settlement Date:	August 25, 2022

Benchmark Treasury:	UST 3.125% due August 15, 2025

Benchmark Treasury Price and Yield:	99-20 5/8; 3.251%

Spread to Benchmark Treasury:	T + 195 bps

Coupon:	5.150% per annum

Yield to Maturity:	5.201% per annum

Interest Payment Dates:	Semi-annually in arrears on February 25 and August 25 of each year, commencing on February 25, 2023 and ending on the earlier of the optional redemption date or the maturity date.

Day Count Convention:	30/360

Optional Redemption:	The Issuer may, at its option, redeem the Notes, in whole or in part, on or after July 26, 2025, at a redemption price equal to 100% of the principal amount of the Notes being redeemed, plus accrued and unpaid interest thereon to, but excluding, the redemption date.

Use of Proceeds:	For general corporate purposes, which may include repayment of the 2.200% Senior Notes due February 2023, investments at the holding company level, capital to support the growth of First National Bank of Pennsylvania and refinancing of outstanding indebtedness.

Price to Public:	99.860% of principal amount

Underwriters’ Discount:	0.30% of principal amount

Proceeds to Issuer (after underwriters’ discount, but before expenses):	$348,460,000

CUSIP / ISIN:	302520AC5 / US302520AC56

Alternative Settlement Cycle:	We expect to deliver the Notes against payment for the Notes on the fifth business day following the Trade Date (“T+5”). Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in two business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes more than two business days prior to the settlement date will be required, by virtue of the fact that the Notes initially will settle in T+5, to specify alternative settlement arrangements to prevent a failed settlement.

Denominations:	$1,000 minimum denomination and $1,000 integral multiples thereof

Joint Book-Running Managers:	Morgan Stanley & Co. LLC Goldman Sachs & Co. LLC

Co-Managers:	BofA Securities, Inc. Piper Sandler & Co. WauBank Securities LLC

Because our affiliate, WauBank Securities LLC, is participating in sales of the Notes, the offering is being conducted in compliance with Financial Industry Regulatory Authority (“FINRA”) Rule 5121, as administered by FINRA. Our affiliates, including WauBank Securities LLC, may use this prospectus supplement and the accompanying prospectus in connection with offers and sales of our Notes in the secondary market. These affiliates may act as principal or agent in those transactions. Secondary market sales will be made at prices related to market prices at the time of sale.

This Pricing Term Sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement. The information in this Pricing Term Sheet supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent it is inconsistent with the information in the Preliminary Prospectus Supplement. Other information (including other financial information) presented in the Preliminary Prospectus Supplement is deemed to have changed to the extent affected by the information contained herein. Capitalized terms used in this Pricing Term Sheet but not defined have the meanings given them in the Preliminary Prospectus Supplement.

The Issuer has filed a registration statement (including a prospectus) and a preliminary prospectus supplement with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting: Morgan Stanley & Co. LLC by calling 1 (866) 718-1649, or Goldman Sachs & Co. LLC by calling 1 (866) 471-2526.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.